FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2002

FALCONBRIDGE LIMITED
(Translation of registrant's name into English)

Suite 1200, 95 Wellington Street West
Toronto, Ontario
M5J 2V4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ________ **Form 40-F** X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes X **No** ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): **82-3920**.

FALCONBRIDGE

Falconbridge Limited
Suite 1200, 95 Wellington Street West
Toronto, Canada M5J 2V4
Telephone 416/956-5700
Telex 065-24211 Rapifax 956-5757

FALCONBRIDGE APPOINTS NEW CFO

FOR IMMEDIATE RELEASE

July 24, 2002, TORONTO, Ontario – Falconbridge Limited today announced the appointment of Michael F. Doolan as Senior Vice-President and Chief Financial Officer of the Company, effective immediately.

Mr. Doolan was previously Senior Vice-President, Financial Planning for Noranda Inc., from March 2000 to July 2002. Before joining Noranda, he was Vice-President, Financial Planning at Nexfor Inc. Prior to that he also held senior management positions in DiverseyLever and The Molson Companies Limited.

"Michael has more than 25 years of experience in all aspects of fiscal planning, finance and treasury management," said Aaron Regent, Falconbridge's President and Chief Executive Officer. "I know he will be a valuable addition to the Falconbridge senior management team."

Falconbridge is a leading low-cost producer of nickel, copper, cobalt and platinum group metals. It is owned by Noranda Inc. (57%) of Toronto and is listed on The Toronto Stock Exchange.

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For further information please contact:

Media:
Caroline Casselman
Director, Communications & Public Affairs
416-956-5781

Investor Relations:
Marguerite Manshreck-Head
Director, Investor Relations
416-956-5765

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FALCONBRIDGE LIMITED
(Registrant)

July 24, 2002

By: P.D. Lafrance – Assistant Secretary